Exhibit 23.1

Consent of Independent Registered
Public Accounting Firm

We consent to the inclusion in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-168224) of our report on our audits of the financial statements of Ventrus Biosciences, Inc. as of December 31, 2009 and 2008 and for the years then ended and for the period from October 7, 2005 (inception) to December 31, 2009 which includes an explanatory paragraph relating to Ventrus Biosciences Inc.’s ability to continue as a going concern, dated July 19, 2010, except for the effects of the matter discussed in the last paragraph of Note 1 which are as of November 10, 2010. We also consent to the reference to our Firm under the caption “Experts.”

/s/ J.H. Cohn LLP

Roseland, New Jersey
November 12, 2010